Fresh Harvest Products, Inc.

280 Madison Ave Suite 1005

New York, NY 10016

T – 212.889.5904 ♦ F- 917.591.1971

www.FreshHarvestProducts.com

February 25, 2009

United States Securities and Exchange Commission

Washington, D.C.

Attn:

Mr. Scott Stringer

Re:

Fresh Harvest Products, Inc.

Form 10-KSB for the fiscal year ended October 31, 2007

Filed  February 13, 2008

Form 10-QSB for the quarterly period ended January 31, 2008

Filed March 24, 2008

File No. 000-51390

Form 10-Q for the quarterly period ended July 31, 2008

Filed September 22, 2008

File No. 000-51390

Dear Mr. Stringer:

We are writing in response to your letter dated December 4, 2008.   We have addressed your comments below and in the amended filings.

General

1.

We note your response to our prior comments 2, 4, 5 and 6, and your indication that the audited and unaudited statements have been amended to disclose the adjustments.  We are not aware of any such amendments filed over Edgar.  Please explain when you intend to file amendments.  If you do not intend to file amendments, but rather plan to incorporate your revisions into future filings please explain why you believe amending your filings is not necessary.

Amended filings have been filed over Edgar.

Form 10-KSB For the fiscal year ended October 31, 2007

Statement of Stockholders Deficit, page 36

2.

We note your response to prior comment 3.  It remains unclear to us how you arrived at a valuation of $0.01 in connection with the 14,032,984 shares issued in February 2006 when there was a contemporaneous private placement of your shares raising proceeds at $1.60 per share during February 2006.  Please explain to us how the $0.01 per share price represented a fair value at the grant date in light of the concurrent share issuance price of $1.60 to third party investors.  Also, tell us and disclose your accounting policy for equity instruments issued to employees and non-

employees for goods and services.  Refer to SFAS 123R and EITF 96-18. If you continue to believe that the $0.01 per share price represented fair value at the grant date, you should provide us substantial objective evidence such as a contemporary third party valuation report at or around the grant date or an internal valuation report that includes the valuation methodologies used and all of the significant assumptions and inputs in supporting you valuation.

There are several factors that explain how the $0.01 per share price represented a fair value at the grant date in light of the concurrent share issuance price of $1.60 to third party investors.

The shares issued in February 2006 were shares due employees and non-employees for services previously rendered to the Company.  Due to negotiations during the several months leading up to the December 16, 2005 Merger Agreement, shares due to both employees and non-employees (consultants, etc) were not issued until February 2006, but were owed for services rendered prior to February 2006.

As per an anti-dilution clause in the Merger Agreement between the Company and a fully reporting non-trading public company, 3,848,278 shares were issued (out of the 14,032,984 shares total) in February 2006 to meet the requirements of the anti-dilution clause.

We owed all of our vendors money and shares.  In order to have them continue working with us (designing labels, marketing, website, sales, legal, etc.) we negotiated to have shares issued as payment for their services. There was no market for the stock (we were not trading at that time) and the company negotiated with each vendor on a separate basis to determine the value of the stock issued in lieu of cash payment of each outstanding debt

The corporate valuation of $1.60 per share for the private placement was determined on the advice of counsel and our Chief Financial Officer (“CFO”), both of whom had many years experience with SEC law and finance and the raising of capital.  Some of the significant assumptions for the valuation is attached as an Exhibit.  Because of the failure to raise significant funds under their advice both counsel and CFO were replaced in February and April 2006, respectively.

When the Company began its capital raise at $1.60 per share, we were preparing to file and subsequently did file a Form SB-2 Registration Statement to register shares for an IPO at an anticipated offering price of $2.50 per share. While the registration was ultimately withdrawn and the IPO not initiated, we did base our $1.60 per share private placement price on a discount from that anticipated offering price of $2.50 per share.  If the Company ultimately began its trading at $2.50 per share, this would give investors at $1.60 per share a 36% discount to the initial market price.  The $2.50 price per share was determined by the aforementioned counsel and CFO.

In February 2007, when the Company re-initiated the publicly trading process, we learned from the broker-dealer that submitted our 15c2-11 application that trading would likely “open up” at  approximately $0.50 per share.  This was much lower than the expectations of 1 year prior and the Company recognized that it had 11 investors (whom also rendered services to the Company) who paid $1.60 per share approximately 1 year earlier.  Accordingly, the Board of Directors issued a total of 394,600 shares to these 11 investors, which decreased their cost basis from $1.60 to approximately $0.30 per share, which would give them a 30% discount to the initial market price.

Although the private placement at $1.60 per share took place and the 14,032,984 shares were issued contemporaneously in February 2006, the “offerings” should be considered differently and distinguishable from each other. Firstly, the 14,032,984 shares issued were issued not for cash but to employees and non-employees for services that were provided several months to 2 years prior.  Secondly, the “$1.60” shares were issued for cash from non employees or consultants. As mentioned above, the company subsequently issued to these holders additional shares which lowered their cost basis to approximately $0.30 per share. This corrected the inequity of the shares “opening up “ at $0.50 and not $2.50 per share.

We use several accounting policies for equity instruments issued to employees and non-employees for goods and services, including SFAS 123R.

SFAS 123 encourages companies to account for employee stock options (or other equity instrument) using valuation formulas that take into account all of the factors affecting an option's value.

FASB No. 123R, Section 16, which states that the fair value at the grant date of the equity instrument that the entity is obligated to issue when employees have rendered the requisite service.  Many of the services performed by employee and non-employee recipients of the 14,032,984 shares were rendered prior to the grant date of February 2006.  The services rendered for these shares (exclusive of the shares issued per the contractually obligated anti-dilution provision) were from several years prior and the shares were due to such employee(s) and non-employee(s) for services which had been rendered to the Company.  Although the grant date was in February 2006, concurrent with the Private Placement, the services rendered were prior to February 2006, when the Company had a lower valuation.

FASB 123R, Section A25, states that, “…the fair value of a traded or transferable option is based on its contractual term.  Employee share options differ from transferable options, in that employee options can not sell (or hedge) their options.  Thus, the inability to sell or hedge an employee share option effectively reduces the options value.”  At the time that the services were performed and the shares were due to employees and non-employees, and at the grant date there was no ability to sell or hedge the shares, which reduced the value of the equity.

FASB 123R, Section A43, Calculated Value Method for Certain NonPublic Entities; states that, “Nonpublic entities may have sufficient information available on which to base a reasonable and supportable estimate of the expected volatility of their share prices. For example, a nonpublic entity that has an internal market for its shares, has private transactions in its shares, or issues new equity or convertible debt instruments may be able to consider the historical volatility, or implied volatility, of its share price in estimating expected volatility.”   At the time that services were rendered to the nonpublic entity, as well as in February 2006, there was no internal market for the shares and no historical volatility or share price.

Section A43 also states that “Alternatively, a nonpublic entity that can identify similar public entities (A nonpublic entity may have identified similar public entities that it uses to estimate the fair value of its shares or to benchmark various aspects of its performance (paragraph A22)) for which share or option price information is available may be able to consider the historical, expected, or implied volatility of those entities’ share prices in estimating expected volatility.”

Using several similar public entities in the natural/specialty food sector as benchmarks, our prior CFO evaluated these public companies and along with their PE multiples and high multiples that they were trading at, at the time, we thought $1.60 per shares was a reasonable number.  As a nonpublic entity at the grant date, we estimated the expected volatility of the share price by substituting our historical volatility with the appropriate multiple and by estimating a value for its equity share options and similar instruments by substituting the historical volatility of an appropriate industry sector comparables for the expected volatility of its share price as an assumption in its valuation model.

Attached, we have provided a valuation report dated March 25, 2006.  This report was written by our CFO (at the time) and contains a market valuation of competitors, Fresh Harvest valuation, stock price comparisons and Pre-IPO valuations.

We believe that this is responsive to your comment letter of December 4, 2008.  If you have any further questions please contact me.

Regards,

/s/ Michael Friedman